November 2, 2006

BY FAX

Mr. James Rosenberg
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AmTrust Financial Services, Inc./Intangible Assets

Dear Mr. Rosenberg:

As discussed during the Company’s conference call with the Staff this morning, we enclose revised proposed disclosure for Footnote No. 4 on page F-20 and Footnote Nos. 2 and 3 on page F-50. In addition, the Company has revised its financial statements to reflect a 20 year amortization period for the producer networks acquired in the “renewal rights” transactions.

The revised footnotes set forth more detailed descriptions of the producer networks and the Company’s policy regarding the allocation among the component intangible assets of future increases resulting from the making of contingent payments. In addition, the revised footnotes include revised tables showing the amortization for each component intangible asset.

As set forth in the revised disclosure, the Company acquired on-going businesses, which include three component intangible assets: the right to contract/conduct business with the seller’s producer networks; the right to renew a discrete set of in-force policies; and covenants not to compete. With respect to each transaction, the Company has allocated 95% of the initial purchase price, as well as 95% of the additional purchase price generated to date, to the right contract/conduct business with the seller’s producer networks. The Company has allocated 3% to the right to renew in-force policies and 2% to covenants not to compete.

The Company’s allocation of 95% of the initial purchase price of each transaction to the producer networks is based on the Company’s projection that, over the useful lives of the component intangible assets, premiums attributable to new business, representing the value of the producer networks and relationships, accounts for over 90% of the total premiums that the Company projects, on a conservative basis, will be generated by the transactions. Renewals of in-force policies as of the acquisition dates account for less than 10% of the total during said period.

In response to the comment letter dated October 6, 2006, the Company provided the Staff with a cash flow analysis which supports the Company’s allocation. In addition, the preliminary analysis by the valuation expert retained by the Company concurs with the Company’s judgment that over 90% of the value of the “renewal rights” transactions is attributable to the producer networks.

Because the Company projects that premiums generated by acquisition of the discrete right to renew in-force policies will account for less than 5% of the total revenues and profitability over the useful lives of the assets constituting the acquired businesses, the Company allocated 3% of the purchase price of each of the transactions to those rights. The Company also assigned a nominal value, 2%, to the non-compete agreements because, as a practical matter, they add no value to the transactions. The sellers sold the acquired assets to the Company because the sellers could no longer or desired not to continue their businesses. Regardless of the covenants not to compete, which were for the benefit of the Company, the sellers, having sold to the Company the respective businesses, including, their distribution networks, would not be in a position to compete irrespective of the covenants.

The Staff requested that the Company set forth the methodology for its allocation of future contingent payments. As set forth in the revised disclosure, the Company shall evaluate future contingent payments as they arise and shall allocate them based on the results of its evaluation. The Company notes that payment periods for Covenant, Associated and Princeton expire on November 30, 2006, December 31, 2007 and March 31, 2008, respectively. The possibility that these transactions will generate additional payments which will exceed significantly the current minimum purchase price at which the Company carries these assets is remote. The Company wishes the Staff to note that, with respect to the Alea transaction, the Company, because of the $12 million initial payment, does not expect that contingent payments in excess of the $12 million initial purchase price would be generated until the third or fourth year of the five year payment period. As a result, any such payments would likely be based on the generation of new business by the producer network.

We trust that the attached revised disclosure and the foregoing are responsive to the Staff’s requests and look forward to receiving your concurrence to the filing of a final amendment, reflecting the enclosed disclosures. We are available all day on Friday. Please contact Henry Rothman at 212.704.6179 or myself at 212.220.7120 x 7013 at your earliest possible convenience. We appreciate the time and attention you have given to this matter.

Sincerely yours,

/s/ Stephen Ungar
Stephen Ungar
General Counsel

4. Intangible Assets (F-20, F-21)

(a)
On December 30, 2002, the Company purchased from Princeton Insurance Company ("PIC") all of the issued and outstanding stock of the Princeton Agency, Inc. ("Princeton") and PIC's on-going workers' compensation business, which consisted of the right to contract/conduct business with PIC's producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer networks consist of approximately 6,800 independent agents and brokers in 11 states. The purchase price was comprised of $500 paid at closing, plus a specified percent of the gross premium relating to new and renewal business written during the period from the closing date through the fifth anniversary of the closing date. The minimum guaranteed purchase price is $5,500. Intangible assets recorded as a result of this transaction was $5,500. The Company recorded a liability for the unpaid portion of the purchase price of $5,000. The balance outstanding at December 31, 2005 and 2004 was $2,411 and $3,500, respectively, and is included in other liabilities on the accompanying consolidated balance sheets. Any additional amounts will be allocated among the component intangible assets as these amounts become known. No such additional amount has been recorded as of December 31, 2005 and 2004. The Company will allocate any such amounts among the different component intangible assets based on its evaluation of such additional amounts at the time they are generated.

(b)
On December 14, 2003, the Company acquired from the Covenant Group, Inc. ("CGI") its on-going workers' compensation business, which includes the right to contract/conduct business with CGI's producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from CGI. The producer networks consist of approximately 235 independent agents and brokers in seven states. The purchase price consisted of $600 ($100 paid at closing and $500 payable over sixty months). The minimum purchase price is $1,309. An intangible asset was recorded as a result of this transaction for $1,309. Additional purchase price will be based upon a specified percentage of new and renewal premium written for the three years commencing on the closing date, plus a percentage of CGI's profit for the same three-year period. This additional purchase price is being allocated among the component intangible asset as these amounts become known. An additional amount of $1,153 was recorded for 2005, which was allocated among the component intangible assets in the same manner as the initial purchase price. The balance outstanding at December 31, 2005 and 2004 was $1,515 and $659, respectively, and is included in other liabilities in the accompanying consolidated balance sheets. The Company will allocate any future contingent payments among the different component intangible assets based on its evaluation of such payments at the time they are generated.

(c)
On August 31, 2004, the Company acquired from Associated Industries Insurance Company and Associated Industries Insurance Services (collectively, "Associated") its on-going small workers' compensation business, which includes the right to contract/conduct business with Associated's producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer networks consist of approximately 250 independent agents and brokers in the State of Florida. The purchase price is comprised of $250 paid at closing, plus a specified percent of all gross premiums written for each policy that is written or renewed prior to December 31, 2007. The minimum guaranteed purchase price is $2,500. An intangible asset was recorded as a result of this transaction for $2,500. The Company has recorded a liability for the unpaid portion of the purchase price. Any additional amounts will be allocated among the component intangible assets as these amounts become known. An additional amount of $432 was recorded for 2005, which was allocated among the component intangible assets in the same manner as the initial purchase price. The balance outstanding at December 31, 2005 and 2004 was $2,467 and $2,250, respectively, and is included in other liabilities on the accompanying consolidated balance sheets. The Company will allocate any future payments among the different component intangible assets based on its evaluation of such payments at the time they are generated.

(d)
On December 13, 2005, the Company acquired from Alea North America, Inc. ("Alea"), a specialty property and casualty business the primary lines of which are workers' compensation, general liability, auto liability and property, which included the acquisition of the right to contract/conduct business with Alea's producer network, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer network consists of 25 wholesale agents which conduct business in all 50 states and serve in excess of 1,500 independent retail agents and brokers. The purchase price is equal to a percentage of gross premiums written through the fifth anniversary of the closing of this transaction. The Company paid a nonrefundable $12,000 advance at closing. $10,000 of which represents intangible assets and $2,000 of which represents the fair value of fixed assets acquired. The ultimate purchase price will be allocated among the component intangible assets as these amounts become known. The Company will allocate any such amounts among the different component intangible assets based on its evaluation of such additional amounts at the time they are generated.

The Company has determined that the intangible assets acquired in its "renewal rights" transactions consist of on-going businesses, which include three components: the right to contract/conduct business with the seller's producer networks; the right to renew a discrete set of in-force policies and covenants not to compete, all of which were determined to be intangible assets with a finite useful life. The producer networks were recorded at $19,848 and will be amortized over 20 years on a straight line basis, the right to offer renewals on discrete sets of in-force policies were recorded at $627 and will be amortized over 7 years, calculated on an accelerated method, and the covenants not to compete were recorded at $418 and will be amortized over their useful lives on a straight line basis. In prior years the Company used a straight line amortization period of 40 years for each of the components. No change has been made to prior year's amortization expense as it has been determined that the change would have an immaterial effect on the Company's financial statements. The amortization expense for 2005 was $112. All the intangible assets are subject to annual impairment testing.

The composition of the intangible assets is summarized as follows (in 000's).

December 31, 2005	Initial Balance	Accumulated Amortization	Net Value	Lives	Method
Renewal Rights	$627	-	$627	7 years	Accelerated
Covenant not Complete	418	-	418	5-9 years	Straight line
Distribution network	19,848	$112	19,736	20 years	Straight line
Total	$520,893	$112	$20,781	19.3 Average

Amortization expense for 2005 and 2004 was $112 and $0.

Interim Financial Statements

F-50, Note 2

Business Acquisitions

On June 1, 2006, the Company acquired 100% of the issued and outstanding stock of Wesco Insurance Company ("Wesco") for $22,500, which included Wesco's statutory surplus of $15,000 and an additional 7,500. All pre-closing liabilities of Wesco are guaranteed by the seller. Wesco is a Delaware-domiciled property and casualty insurance company which is licensed in all 50 states. Wesco continues to write certain business for the seller, subject to contractual maximums as prescribed in the purchase agreement. This business is completely reinsured by an insurance subsidiary of the seller. Wesco receives a fronting fee under this arrangement.

On June 1, 2006, the Company acquired from Muirfield Underwriters, Ltd. ("Muirfield"), a subsidiary of Aon Corporation ("Aon"), the right to contract/conduct business with Muirfield's producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from Aon. The producer network consists of approximately 275 independent agents and brokers in 11 states. The Company paid Muirfield $2.0 million at closing and is obligated to pay a specified percentage of gross premiums written on new policies and renewal policies through the three year period ending May 31, 2009. Of the $2.0 million purchase price paid at closing, $500 is an advance against the quarterly payments, which is reflected as intangible assets in the accompanying condensed balance sheet as of June 30, 2006. Any additional amounts will be allocated among the component intangible assets as these amounts become known. The Company will allocate any such amounts among the different component intangible assets based on its evaluation of such additional amounts at the time they are generated.

F-50, Note 3 (New Footnote)

Intangible Assets

The Company has determined that the intangible assets acquired in its "renewal rights" transactions consist of on-going businesses, which include three components: the right to contract/conduct business with the seller's producer networks; the right to renew a discrete set of in-force policies and covenants not to compete, all of which were determined to be intangible assets with a finite useful life. The producer networks were recorded at $21,993 and will be amortized over 20 years on a straight line basis, the right to offer renewals on discrete sets of in-force policies were recorded at $694 and will be amortized over 7 years, calculated on an accelerated method, and the covenants not to compete were recorded at $463 and will be amortized over their useful lives on a straight line basis. In prior years the Company used a straight line amortization period of 40 years for each of the components. No change has been made to prior year's amortization expense as it has been determined that the change would have an immaterial effect on the Company's financial statements. The amortization expense for six months ended June 30, 2006 was $657. All the intangible assets are subject to annual impairment testing.

In connection with the Company's acquisition of Wesco, the purchase price of $7.5 million in excess of Wesco's statutory surplus was allocated to the 50 state licenses acquired in the transaction. These state licenses are intangible assets with an indefinite life and as such are not subject to annual amortization, but will be tested annually for impairment.

The composition of the intangible assets is summarized as follows (in 000's):

June 30, 2006	Initial Balance	Accumulated Amortization	Net Value	Lives	Method
Intangibles with definite lives
Renewal Rights	$694	$58	$636	7 years	Accelerated
Covenant not compete	463	39	424	5-9 years	Straight line
Agency relationships	21,993	672	21,321	20 years	Straight line
	23,150	769	22,381

Intangibles with indefinite lives
State Insurance Licenses	7,500	-	7,500	Infinite life
Totals	$30,650	$769	$29,881	19.3 Average Life

Amortization expense for the six months ended June 30, 2006 and 2005 was $657 and $0.